						Exhibit 12(a)

Entergy Arkansas, Inc.
Computation of Ratios of Earnings to Fixed Charges and
Ratios of Earnings to Combined Fixed Charges and Preferred Dividends

						31-Mar
	2006	2007	2008	2009	2010	2011

Total Interest Charges	$85,809	$91,740	$87,732	$92,340	$91,598	$90,325
Interest applicable to rentals	11,145	10,919	20,687	14,440	6,612	6,679

Total fixed charges, as defined	96,954	102,659	108,419	106,780	98,210	97,004

Preferred dividends, as defined (a)	10,041	11,104	20,957	15,275	11,310	10,779

Combined fixed charges and preferred dividends, as defined	$106,995	$113,763	$129,376	$122,055	$109,520	$107,783

Earnings as defined:

Net Income	$173,154	$139,111	$47,152	$66,875	$172,618	$182,973
Add:
Provision for income taxes:
Total	56,824	85,638	96,623	81,756	112,944	117,196
Fixed charges as above	96,954	102,659	108,419	106,780	98,210	97,004

Total earnings, as defined	$326,932	$327,408	$252,194	$255,411	$383,772	$397,173

Ratio of earnings to fixed charges, as defined	3.37	3.19	2.33	2.39	3.91	4.09

Ratio of earnings to combined fixed charges and
preferred dividends, as defined	3.06	2.88	1.95	2.09	3.50	3.68

------------------------
(a) "Preferred dividends," as defined by SEC regulation S-K, are computed by dividing the preferred dividend requirement by one hundred percent (100%) minus the income tax rate.